PREDEX

(the "Fund")

SHAREHOLDER SERVICING PLAN

This Shareholder Servicing Plan (the "Plan") is made as of June 28, 2017 and supersedes any previously existing shareholder servicing plan.

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end interval fund which offers for public sale a series of shares of beneficial interest (the "Shares"); and

WHEREAS, the Fund desires to adopt the Plan pursuant to which the Fund will pay a shareholder servicing fee up to an amount equal to, in total, 0.25% of the average daily net assets of certain classes of shares of the Fund in connection with the servicing of the Shares of the Fund; and

WHEREAS, the Fund intends to enter into Plan agreements ("Shareholder Services Agreements") with the Fund's distributor, certain financial institutions, broker-dealers, the Fund's investment adviser and other financial intermediaries ("Authorized Service Providers") pursuant to which the Authorized Service Providers will provide certain administrative shareholder support services to the beneficial owners of certain classes of shares the Fund's shares;

NOW THEREFORE, the Fund hereby adopts this Plan:

1. Implementation. Any officer of the Fund is authorized to execute and deliver, in the name of the Fund and on behalf of the Fund, written Shareholder Services Agreements with Authorized Service Providers that are record owners of Fund shares or that have a servicing relationship with the beneficial owners of shares of the Fund, including the investment adviser to the Fund. In addition, any officer of the Fund's distributor (the "Distributor") is authorized to execute and deliver, in the name of the Fund and on behalf of the Fund, written Shareholder Services Agreements with Authorized Service Providers. Furthermore, the Fund hereby authorizes Distributor to enter into sub-agreements with service providers to provide "Services" as defined below with respect to Distributor's Shareholder Services Agreement with the Fund.

2. Services. Pursuant to the relevant Shareholder Services Agreement, the Authorized Service Provider shall provide to those customers who own certain classes of shares Fund shares administrative shareholder support services, not primarily intended to result in the sale of shares of the Fund, as set forth therein and as described in the Fund's prospectus or prospectuses. Administrative shareholder support services include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) crediting distributions from the Fund to customer accounts; (iii) arranging for bank wire transfer of funds to or from a customer's account; (iv) responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund

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documents; (v) forwarding prospectuses, Statements of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (vi) assisting the Fund in establishing and maintaining shareholder accounts and records; (vii) providing sub-accounting for Fund share transactions at the shareholder level; (viii) forwarding to customers proxy statements and proxies; (ix) determining amounts to be reinvested in the Fund; (x) assisting customers in changing account options, account designations and account addresses, and (xi) providing such other similar services as the Fund may reasonably request to the extent the Authorized Service Provider is permitted to do so under applicable statutes, rules, or regulations (collectively "Services").

3. Compensation. The Fund's shareholder servicing fee shall be, in total, no more than an amount equal to a rate of 0.25% on an annualized basis of the average net assets attributable to the respective classes of shares of the Fund. Such fees are to be paid by the Fund monthly, or at such other intervals as the Board of Trustees of the Fund (the "Board") shall determine. Such fees shall be based upon the Fund's average daily net assets during the preceding month, and shall be calculated and accrued daily. In consideration for Services, the Authorized Service Providers will receive a fee, computed daily and paid monthly in the manner set forth in the respective Shareholder Services Agreements.

4. Effective Date and Termination. This Plan shall not take effect unless it has been approved, by a majority vote, at a meeting (or meetings) called for the purpose of voting on such approval, of: (a) the Board; and (b) those Trustees of the Fund who are not an "interested person" of the Fund and have no direct or indirect financial interest in the operation of this Plan or any agreements related thereto (the "Independent Trustees"). The Fund may terminate this Plan at any time, without the payment of any penalty, by vote of the Board, by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Fund.

5. Amendment. The Plan may be amended at any time by the Board of Trustees with respect to the Fund, provided that all material amendments to the Plan shall be approved by the Trustees in the manner provided herein with respect to the initial approval of the Plan.

6. Reporting. While this Plan is in effect, the Board of Trustees shall be provided with a quarterly written report of the amounts expended pursuant to this Plan and the purposes for which the expenditures were made.

7. Recordkeeping. The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 6 hereof for a period of not less than six years from the date thereof, the first two years in an easily accessible place.

8. Limitation of Liability. The Board and the shareholders of the Fund shall not be liable for any obligations of the Fund under this Plan, and Distributor or any other person, in

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asserting any rights or claims under this Plan, shall look only to the assets and property of the Fund in settlement of any such right or claim, and not to the Board or the shareholders.

9. Miscellaneous. This Plan shall not prevent payment of platform services fees by share classes that are not deemed to participate in this Plan.

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